__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  24 February 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

24 February 2003

To:	Australian Stock Exchange	cc:	New York Stock Exchange
	Companies Announcements Office		Swiss Stock Exchange
New Zealand Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
	Companies Announcements Office		Paris Bourse (Euronext)
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of Listing Rules of the ASX which requires the following information concerning a director on appointment to that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -
Name of director	Mr M Salamon
Date of appointment	24 February 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Number & class of securities 21 849 ordinary shares in BHP Billiton Plc

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest; and
  the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest

Billiton ESOP Trustees Limited as
trustee of the Billiton Employee Share Ownership Trust. Under the Trust,
all employees of BHP Billiton Plc, including its executive directors (of which Mr Salamon is one) are potential beneficiaries of the Trust under provisions allowing the Trustee discretion to distribute excess Trust assets, either on winding up of the Trust or before. The executive directors therefore have an interest in the balance of the shares in BHP Billiton Plc held in the Trust at any one time.

Vidacos Nominees Limited as trustee of a family trust of which the director is a potential beneficiary.

Fenchurch Street Limited as trustee of a family trust of which the director is a potential beneficiary.

Gardenview Nominees Limited as trustee of a family trust of which the director is a potential beneficiary.

Number & class of securities

354 203 ordinary shares in
BHP Billiton Plc

695 502 ordinary shares in
BHP Billiton Plc

70 389 ordinary shares in
BHP Billiton Plc

189 543 ordinary shares in BHP Billiton Plc

Part 3 - Director's interests in contracts other than as described in Part 4
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

Part 4 - Director's interests in options or other rights granted by the entities
Date of grant
  Restricted Share Awards under the BHP Billiton Plc Restricted Share Scheme (RSS)
      186 200 on 1.10.01
      11 963 on 22.7.02 (bonus)
  Shares in BHP Billiton Plc under the BHP Billiton Plc Co-Investment Plan (CIP)
      24 873 committed shares and 75 861 matching shares on 1.10.01
      1 598 committed shares and
      4 874 matching shares on 22.7.02 (bonus)

- Shares in BHP Billiton Plc under the BHP Billiton Plc Group Incentive Scheme (GIS)
      193 706 on 12.11.02

Period during which or date on which exercisable
  Restricted Share Awards under the RSS

- 3 years from date of grant dependant upon company performance with the potential of three performance periods
  Shares under the CIP
               -  subject to performance conditions,
                  80% of the committed shares are
                  exercisable 2 years from the date of
                  grant and 125% of the committed and
                  matching shares are exercisable
                  4 years from date of grant
  Shares under the GIS

- 1 July 2005, the number of shares being released subject to performance conditions

Part 4 - Director's interests in options or other rights granted by the entities

(cont'd)
Total amount paid (if any) for the grant	Restricted Share Awards under the RSS - Nil Shares under the CIP Pounds 2.74 for each committed share pre bonus Nil for each matching share
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil
Total number of securities over which options or other rights held at the date of this notice	499 075 (RSS 19 863, CIP 107 206 and GIS 193 706) ordinary shares in BHP Billiton Plc (maximum)
Any additional information	-

Part 5 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Ms E Hobley - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E Hobley Tel: +44 20 7802 4054 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 24 February 2003